Filed by: IBERIABANK Corporation

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: IBERIABANK Corporation

Commission File No: 0-25756

For Immediate Release

November 17, 2003

Contact:	Daryl G. Byrd, President and CEO, 337-521-4003
John R. Davis, Senior Executive Vice President, 337-521-4005

IBERIABANK Corporation Announces Merger Agreement

With Alliance Bank Of Baton Rouge

Lafayette, Louisiana—IBERIABANK Corporation (NASDAQ: IBKC), the holding company for the 116-year old IBERIABANK, and Alliance Bank of Baton Rouge (“Alliance”), announced today the signing of a definitive agreement for IBERIABANK Corporation (“IBERIABANK”) to acquire Alliance.

According to the agreement signed today, shareholders of Alliance will receive 0.3 share of IBERIABANK common stock per outstanding share of Alliance common stock. At September 30, 2003, Alliance had 901,318 shares outstanding, warrants to purchase 84,000 shares at $10.00 per share, and stock options to purchase 59,550 shares at $10.00 per share. Based on the closing price of IBERIABANK’s common stock on November 14, 2003 of $53.94, the transaction has an estimated total value of $16.9 million, assuming full conversion of options and warrants. One time merger related charges are estimated to be approximately $600,000. At this price and assuming projected cost savings and revenue improvements, the transaction is projected to have no material impact on IBERIABANK’s fully diluted earnings per share in the year beginning January 1, 2004. In addition, the transaction is anticipated to be slightly accretive to cash earnings on an ongoing basis. On a combined basis, the Company’s total assets will exceed $2.2 billion.

The transaction is expected to be consummated during the first quarter of 2004, subject to regulatory and Alliance shareholder approval. Upon completion of the merger and operating system conversion, Alliance will continue to serve clients at its single branch location at 3700 Essen Lane in Baton Rouge, operating under the IBERIABANK name. Alliance’s Board of Directors will form IBERIABANK’s advisory Board for the Baton Rouge market.

“This merger is a perfect fit for our long range strategic plan of expanding into the Baton Rouge market,” says Daryl Byrd, President and Chief Executive Officer of IBERIABANK Corporation. “Alliance has an outstanding Board of Directors, management team and client base. We are extremely delighted to have them join the IBERIABANK family and become the nucleus for our Baton Rouge franchise. In addition, we welcome Alliance’s shareholders to a diversified, high performance banking institution with a market capitalization in excess of $340 million.”

“Alliance Bank was founded on a belief that clients prefer relationship banking as opposed to transaction-based and impersonal banking that exists at many mega-banks. IBERIABANK operates a similarly successful relationship-based, business model that is identical to Alliance’s culture. By joining with an organization with larger resources and complementary philosophies, we can create a powerful banking presence in Baton Rouge,” says C. Brent McCoy, Chairman, President and Chief Executive Officer of Alliance. “There are many positive connections between our companies and our clients. We are very excited about the expansion opportunities of our combined franchise.”

Terms of the Agreement

■ Exchange Ratio:	0.3 shares of IBERIABANK common stock per Alliance share.
■ Cash/Stock:	100% stock with no cash component.
■ Collars:	Fixed exchange ratio with no collars.
■ Value Per Share:	$16.18 per Alliance share ($53.94 share price times 0.3 shares).
■ Walk Away Provisions:	Customary (mutual consent, material adverse change, etc.).
■ One Time Costs:	Approximately $600,000.
■ Earnings Improvements:	Revenue enhancements and savings equivalent to 34% of Alliance’s expense structure.
■ Market Leadership:	C. Brent McCoy, Chief Executive Officer—Baton Rouge Market
■ Due Diligence:	Completed.
■ Break-up Fee:	$700,000, triggered under certain conditions.
■ Anticipated Closing:	First quarter of 2004.
■ Approvals Required:	Federal Reserve, Louisiana Office of Financial Institutions, and Alliance shareholders

Financial Ratios (Assuming Full Conversion)

■ Total Consideration:	$16.9 million
■ Price-to-Book:	1.60 times fully converted September 30, 2003 book value.
■ Price-to-Earnings:	33.3 times trailing 12-months earnings.
■ Total Deposit Premium:	9.9% of September 30, 2003 total deposits
■ Core Deposit Premium:	10.9% of deposits excluding CDs over $100,000
■ EPS Dilution/(Accr.):	No material impact in 2004, and slightly positive thereafter.
■ Internal Rate of Return:	Mid-teens.

About Alliance Bank of Baton Rouge

Alliance was founded in 1999 in Baton Rouge, Louisiana. Alliance has one office at the corner of Essen Lane and Interstate 12. At September 30, 2003, Alliance had assets of $76.0 million, loans of $50.0 million, deposits of $64.1 million and shareholder equity of $9.1 million (equal to 12% of total assets). At September 30th, Alliance had $11,000 in nonperforming assets equal to 0.01% of total assets and a loan loss reserve equal to 1.11% of total loans. Alliance is the 12th largest financial institution in East Baton Rouge Parish with 1.0% of total deposits in the parish at June 30, 2003. For the nine-month period ended September 30, 2003, Alliance reported net income of $360,000. Alliance’s stock is not actively traded, but closely held with 331 shareholders of record, mostly in the greater Baton Rouge area.

About IBERIABANK Corporation

IBERIABANK Corporation is the third largest Louisiana based bank holding company. The Company was established in 1887 in New Iberia, Louisiana. IBERIABANK operates approximately 40 offices located in south central Louisiana, North Louisiana and the greater New Orleans area. Total assets at September 30, 2003, were $2.1 billion, deposits of $1.6 billion and shareholder equity of $189 million. At that time, the Company had nonperforming assets equal to 0.33% of total assets and a loan loss reserve equal to 1.25% of total loans. With the pending merger, IBERIABANK is the fifth largest bank holding company in Louisiana, holds the dominant deposit market share in the 5-parish Acadiana market (Lafayette, Acadia, St. Martin, Vermilion, and Iberia parishes), holds the 4th largest deposit market share in northeast Louisiana (Ouachita and Lincoln parishes), and the 10th largest deposit markets share in New Orleans (Jefferson and Orleans parishes).

About Baton Rouge, Louisiana

The greater Baton Rouge market, located in south central Louisiana, has an MSA population of over 600,000 and a trade area of over 700,000, at the cross roads of the Mississippi River, and Interstates 10 and 12. More specifically, East Baton Rouge Parish has a population of over 400,000 with a median family income of $47,480 (2000 census data). Baton Rouge is the state capital of Louisiana and the home of nearly 48,000 college students, including Louisiana State University (32,000 students) and Southern University (9,500 students). The Port of Greater Baton Rouge is the 7th largest port in the nation and is the farthest inland deep-water port on the Gulf of Mexico via the Mississippi River.

Largest Employers in Baton Rouge:
Louisiana State Government	23,600
East Baton Rouge Parish School Board	12,990
Turner Industries (Industrial Services)	11,000
J.E. Merit Construction	8,000
Louisiana State University (LSU)	6,413
ExxonMobil (Chemicals)	5,653
Baton Rouge City/Parish Government	4,440

Unemployment in East Baton Rouge Parish was 5.4% in September 2003, up from 5.1% one-year prior, but well below the Louisiana figure of 6.0% for September 2003. In addition, some interesting statistics for Baton Rouge include:

•	Ranked 11th of Top Midsize Cities for Entrepreneurs in the South for 2003, according to Entreprenuer.com in November 2003 (Lafayette ranked 6th and Shreveport ranked 21st).

•	Ranked 25th of places with the lowest costs of doing business, according to Forbes Magazine in May 2003 (Lafayette ranked 6th and Shreveport ranked 7th).

•	Ranked 23rd of the top U.S. growth cities with 5,000 to 10,000 families moving according to U-Haul’s national migration trend report dated June 25, 2003.

•	Year-to-date MLS home sales exceeded home sales during the same period last year by 18% and commercial sales were over twice the same period last year.

•	Year-to-date retail sales were up nearly 4% compared to the same period last year.

The Baton Rouge MSA is the most highly concentrated metropolitan market in Louisiana, as indicated by the dominant deposit market share position of the large and out-of-state banks. IBERIABANK has demonstrated an ability to take market share from competitors in markets possessing a heavy concentration of large and out-of-state banks.

Louisiana Metropolitan Market Concentration

Louisiana Market (MSA Definition)	Deposits ($ billion)		IBKC Mkt. Share (%)	# Large Banks**	% Large Bank Deposits**
Baton Rouge	$7.9	bill	0.9%*	7	88.4%
Shreveport-Bossier	3.9		0.0%	5	81.3
New Orleans	18.3		1.4%	7	73.6
Houma-Thibodaux	2.3		—	5	71.5
St. Tammany	2.2		—	7	68.3
Alexandria	1.4		—	4	64.5
Lake Charles	1.8		—	3	60.7
Monroe	1.8		8.8%	5	59.8
Lafayette	4.6		15.0%	5	30.7

*	IBKC figures for Baton Rouge include Alliance Bank.

**	“Large banks” are defined as FDIC-insured banks with headquarters outside of Louisiana and/or deposits in excess of $5 billion. Source: Deposits on June 30, 2003, adjusted for announced acquisitions; FDIC.

East Baton Rouge Parish Deposits

Financial Institution	Deposits ($ million)		Dep. Mkt. Share (%)	# Offices	$ Mil. Deposits Per Office
Bank One	$2,429	mil	36.0%	36	$67.5	mil
Hibernia Nat. Bank	1,764		26.2	19	92.8
Hancock Bank	635		9.4	18	35.3
Union Planters Bank	619		9.2	16	38.7
Whitney Bank	278		4.1	10	27.8
Regions Bank	240		3.6	8	29.9
Business Bank	119		1.8	1	119.4
Bank of Zachary	95		1.4	3	31.7

Fidelity Bank & Trust	89		1.3	2	44.7
Amsouth Bank	79		1.2	4	19.7
First Nat Bankers Bk.	78		1.1	1	77.7
IBKC/Alliance Bank	68		1.0	1	67.6
All Other Companies	244		3.6	19	12.9
Total EBR Parish	$6,738	mil	100.0%	138	$48.8	mil

Source: FDIC Deposits on June 30, 2003, adjusted for announced mergers.

Conference Call

A conference call has been scheduled for Monday, November 17, 2003 at 10:00 a.m. Central Time (11:00 a.m. Eastern Time). The call in number for the conference is (888) 428-4469 and the confirmation code is 706180. A replay of the call has been scheduled and will be available for 7 days, beginning at 4:00 p.m. Central Time on November 17, 2003. The call in number for the replay is (800) 475-6701 and the confirmation code is also 706180.

Forward Looking Statements

To the extent that statements in this report relate to the plans, objectives, or future performance of IBERIABANK Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current expectations and the current economic environment. IBERIABANK Corporation’s actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. A discussion of factors affecting IBERIABANK Corporation’s business and prospects is contained in the Company’s periodic filings with the Securities and Exchange Commission.

In connection with the proposed merger, IBERIABANK Corporation will file a Registration Statement on Form S-4 that will contain a proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about IBERIABANK Corporation and Alliance Bank of Baton Rouge, without charge, at the SEC’s web site at HTTP://www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations-5th Floor, IBERIABANK Corporation, 200 West Congress Street, Lafayette, LA, 70501, Phone: (337) 521-4788, Fax: (337) 521-4546.

This communication is not an offer to purchase shares of Alliance Bank of Baton Rouge common stock, nor is it an offer to sell shares of IBERIABANK Corporation common stock which may be issued in any proposed merger with Alliance Bank of Baton Rouge. Any issuance of IBERIABANK Corporation common stock in any proposed merger with Alliance Bank of Baton Rouge would have to be registered under the Securities Act of 1933, as amended, and such IBERIABANK Corporation common stock would be offered only by means of a prospectus complying with the Act.